

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE

April 26, 2010

By Facsimile and U.S. Mail
Mr. Brian Korney
Chief Financial Officer
Genoil Inc.
633 – 6 Avenue S.W. Suite 2020
Calgary, Alberta, Canada T2P 2Y5

> **Re:** **Genoil Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2008**
> **Filed July 1, 2009**
> **Response Letter Dated March 22, 2010**
> **File No. 000-50766**

Dear Mr. Korney:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

Sincerely,

Mark C. Shannon
Branch Chief